Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, MO 64108

March 22, 2006

Via Facsimile (202) 772-9203
and Edgar

Michael K. Pressman
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV
       Schedule TO filed February 21, 2006, as amended
       by Anise, L.L.C., et al.
       File No. 5-80100

Dear Mr. Pressman:

We received your letter dated March 14, 2006 (the “Comment Letter”), in which you commented on the Schedule TO-T (the “Schedule TO”) described above. The response of Anise, L.L.C. ("Anise") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Schedule TO.

1.
We note your response to prior comment one. The Schedule TO states that one of Anise's purposes in conducting the offer is to acquire additional Units in order to remove the current general partner and elect a successor general partner, Everest Housing Management LLC. Everest Housing Management LLC is an affiliate of EH12 and Everest Properties. In addition, you have represented to the staff that Park is the entity who planned and initiated the contested solicitation. Accordingly, each appears to be a party on whose behalf the offer is being made. Please identify each party as a bidder.

Response: As indicated in Anise's previous response, Anise does not believe the Everest entities and Park should be included as bidders because Anise is not making a tender offer on their behalf. The Everest entities and Park had no role in the decision to tender, receive no financial benefit from the units acquired and are not supporting the offer. Furthermore, Anise does not have the ability to require Everest and Park to sign the Schedule TO. Anise, Everest, Park and the other group members only formed a group in connection with their discussions to remove the current general partners and to appoint a successor general partner, not to acquire units together. Anise has no ability or right to require Everest or Park to be a bidder and sign the Schedule TO. Anise initiated, structured and negotiated the tender offer without any assistance from or agreement with Everest or Park. The fact that Park planned and initiated the consent solicitation does not give it control over the actions of other members of the group, who may decide on their own to acquire additional units.

Schedule TO
2.
We note your response to prior comment two. We believe that the financial condition of each bidder is material to security holders and that you must provide financial information for the bidders because the bidders could become dominant or controlling unitholders. See footnote 195 of Release No. 33-7760 (effective ran. 24, 2000), Regulation of Takeovers and Security Holder Communications. In lieu of providing financial information that would generally be required pursuant to the requirements of Schedule TO, if the bidders constitute investment companies, as defined in Chapter I of the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, they must provide a balance sheet with related footnotes and a schedule of investments as of the end of the most recently completed quarter, prepared in accordance with Chapter 7 of the AICPA Audit and Accounting Guide. The financial information need not be audited if the bidders satisfy Instruction 7 to Item 10 of Schedule TO, Note that you may present this information on a combined basis for those bidders that are under common management. For bidders who arc natural persons, we refer you to Instruction 4 to Item 10 of Schedule TO. Further, we believe that the inclusion of this information constitutes a material change in the information previously disseminated to security holders. Please advise us as to how you intend to disseminate this information to security holders and ensure that you allow additional time in the offer for this information to be considered by security holders.

Response: Anise is amending its offer to seek 100% of the outstanding units. As a result, financial statements are therefore not considered material and not required pursuant to Instruction 2 to Item 10 of Schedule TO. Anise has extended the offer until April 21, 2006, and is disseminating an amendment to the offer to purchase to the Unit holders disclosing these changes in the same manner as the initial materials were disseminated.

3.	We note your response to prior comment seven. Please revise to clarify that the condition can not be exercised after expiration of the offer.

Response: We have amended the Schedule TO to reflect your comment.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/ Scott M. Herpich
Scott M. Herpich